Mail Stop 4561

February 8, 2007

Mr. George A. Schaefer, Jr.
Chief Executive Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

       Re: Fifth Third Bancorp
       Form 10-K for Fiscal Year Ended December 31, 2005
       File No. 000-08076

Dear Mr. Schaefer:

       We have reviewed your letter filed on January 9, 2007.   We believe significant judgment is used in determining when you no longer have the intent to hold securities in an unrealized loss position for a period of time sufficient to allow for an anticipated recovery in market value. We do not necessarily concur that you maintained the intent to hold your securities up until the time the board of directors approved your decision to sell the securities. We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Don Walker
       Senior Assistant Chief
       Accountant